Amendment to the Delaware

Trust Instrument of

Colchester Street Trust

This Amendment to the Amended and Restated Trust Instrument of Colchester Street Trust, (the "Trust"), dated April 11, 2002, is adopted pursuant to a resolution of the shareholders adopted at a meeting on March 16, 2005 as follows:

1. That Article XI, Section 11.06 of the Amended and Restated Trust Instrument is amended and restated as follows:

Section 11.06. Subject to applicable Federal and state law and except as otherwise provided in Section 11.07 below, the Trust or any Series or class thereof may merge or consolidate with any other corporation, association, trust, or other organization or may sell, lease, or exchange all or a portion of the Trust property or Trust property allocated or belonging to such Series or class, including its good will, upon such terms and conditions and for such consideration when and as authorized by the Trustees without the vote or consent of Shareholders. Such transactions may be effected through share-for-share exchanges, transfers or sale of assets, shareholder in-kind redemptions and purchases, exchange offers, or any other method approved by the Trustees. Any agreement of merger or consolidation or certificate of merger may be signed by a majority of Trustees and facsimile signatures conveyed by electronic or telecommunication means shall be valid. Pursuant to and in accordance with the provisions of Section 3815(f) of the Delaware Act, and notwithstanding anything to the contrary contained in this Trust Instrument, an agreement of merger or consolidation approved by the Trustees in accordance with this Section 11.06 may effect any amendment to the Trust Instrument or effect the adoption of a new Trust Instrument of the Trust if it is the surviving or resulting trust in the merger or consolidation.

IN WITNESS WHEREOF, the undersigned, being a trustee of the Trust, has executed this instrument.

Robert L. Reynolds

/s/ Robert L. Reynolds, as Trustee and not individually.

Dated March 16, 2005